UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CLEMENTIA PHARMACEUTICALS INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

185575107

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185575107
1	NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.87%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 31,717,584  Common Shares (as defined below) of the Issuer outstanding, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 185575107
1	NAME OF REPORTING PERSONS OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,425,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,425,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,425,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.87%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 31,717,584 Common Shares (as defined below) of the Issuer outstanding, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 7, 2018.

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2017 with Samuel D. Islay as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on August 23, 2017, Amendment No. 2 thereto filed with the SEC on January 26, 2018 and Amendment No. 3 thereto filed with the SEC on November 5, 2018.  The Statement relates to the common shares (“Common Shares”) of Clementia Pharmaceuticals Inc., a corporation organized under the laws of Canada (the “Issuer”), with its principal executive offices located at 4150 Sainte-Catherine Street West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5.  The Common Shares are listed on the NASDAQ Global Select Market under the ticker symbol “CMTA.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On February 24, 2019, the Issuer, 11188291 Canada Inc. (the “Purchaser”), a corporation existing under the Canada Business Corporations Act and Ipsen S.A. (the “Guarantor”), a sociètè anonyme existing under the Laws of France entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which the Purchaser agreed to acquire all of the Issuer’s Common Shares by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

This Amendment No. 4 is being filed to report that on February 24, 2019, concurrent with the execution of the Arrangement Agreement, OrbiMed Private Investment IV, LP (“OPI IV”) entered into a Support and Voting Agreement (the “Voting Agreement”), as described in Item 6 below, in connection with the Arrangement.

Item 2 of the Statement is amended to read in full as set forth below.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OPI IV, which holds Common Shares, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)           name;

(ii)          business address;

(iii)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 of the Statement is amended and supplemented as set forth below.

Item 4. Purpose of the Transaction

The information set forth in Item 6 of the Statement under “Support and Voting Agreement” is hereby incorporated by reference into this Item 4.

Item 5 of the Statement is amended to read in full as set forth below.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Shares described in Item 6 below.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Common Shares constitute approximately 32.87% of the issued and outstanding Common Shares.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Common Shares held by OPI IV.  GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Common Shares held by OPI IV.   As a result, Advisors and GP IV share the power to direct the vote and to direct the disposition of the Common Shares held by OPI IV.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Common Shares held by OPI IV.  In addition, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

(c)  The Reporting Persons have not effected any transactions in the Common Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6 of the Statement is amended and supplemented as set forth below.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Support and Voting Agreement

On February 24, 2019, in connection with the execution of the Arrangement Agreement, OPI IV entered into the Voting Agreement with the Purchaser and the Guarantor.  Pursuant to the Voting Agreement, OPI IV has agreed, among other things, to vote in favor of any matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement.  The Voting Agreement automatically terminates and expires upon the earlier of (i) the effective time of the Arrangement or (ii) termination of the Arrangement Agreement in accordance with the terms therein.

The foregoing description of the Arrangement Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the complete text of the Voting Agreement, a copy of which is attached as Exhibit 2 to this Amendment No. 4 and is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.
2.	Voting and Support Agreement by and among Issuer, Purchaser and Guarantor described in Item 6, filed as Exhibit 99.3 to the Form 6-K filed by the Issuer on February 25, 2019.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2019

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC.
2.	Voting and Support Agreement by and among Issuer, Purchaser and Guarantor described in Item 6, filed as Exhibit 99.3 to the Form 6-K filed by the Issuer on February 25, 2019.